SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 14

to

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

(Name of Subject Company—(Issuer))

EA08 Acquisition Corp.

Electronic Arts Inc.

(Names of Filing Persons—(Offeror))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,152,261,826	$84,583.89
*	Calculated solely for purposes of determining the filing fee. Calculated by multiplying $25.74, the per share tender offer price, by 84,240,550, which represents (i) 76,826,485 outstanding shares of common stock as of March 21, 2008 (according to the Subject Company’s Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer), minus (ii) 10 shares of common stock beneficially owned by the filing persons as of the date hereof, plus (iii) 1,500,000 shares of restricted stock of the Subject Company issued to ZelnickMedia Corporation on February 14, 2008 pursuant to its management agreement with Subject Company and plus (iv) 5,914,075 shares of common stock subject to outstanding options as of October 31, 2007 (3,905,000 shares according to the Subject Company’s Annual Report on Form 10—K for the period ended October 31, 2007 plus 2,009,075 shares subject to options granted by the Subject Company to ZelnickMedia Corporation).
**	Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$84,583.89	Filing Parties:	EA08 Acquisition Corp. Electronic Arts Inc.
Form or Registration No.:	SC TO	Date Filed:	March 13, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 14 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2008, as amended (the “Schedule TO”), by Electronic Arts Inc. (“Parent”) and EA08 Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc. (“Take-Two” or the “Company”) at a purchase price of $25.74 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 18, 2008 (the “Amended and Restated Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, this Amendment No. 14 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 14 and not otherwise defined have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 14, including the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal and all other appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 14 to the Schedule TO together with the Schedule TO.

Items 5 and 11.

On August 18, 2008, Parent issued a press release regarding the status of the Offer and certain communications between Parent, the Company and their respective advisors. The full text of such press release is filed as Exhibit (a)(5)(Q) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated March 13, 2008. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *
(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *
(a)(1)(H)	Amended and Restated Offer to Purchase dated April 18, 2008. *
(a)(1)(I)	Amended and Restated Letter of Transmittal. *
(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery. *
(a)(1)(K)	Amended and Restated Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(L)	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *
(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008. *

(a)(5)(J)	Press Release issued by Electronic Arts Inc., dated April 17, 2008. *

(a)(5)(K)	Press Release issued by Electronic Arts Inc., dated April 18, 2008. *

(a)(5)(L)	Transcript of question and response related to the Offer addressed during Electronic Arts’ fourth quarter fiscal year 2008 earnings conference call held on May 13, 2008. *

(a)(5)(M)	Press Release issued by Electronic Arts Inc., dated May 19, 2008. *

(a)(5)(N)	Press Release issued by Electronic Arts Inc., dated June 17, 2008. *

(a)(5)(O)	Transcript of questions and responses related to the Offer addressed during the breakout session at William Blair & Company’s 28th Annual Growth Stock Conference on June 17, 2008. *

(a)(5)(P)	Press Release issued by Electronic Arts Inc., dated July 21, 2008. *

(a)(5)(Q)	Press Release issued by Electronic Arts Inc., dated August 18, 2008.

(b)(1)	Commitment Letter for up to $1 billion loan facility, dated May 9, 2008, between Electronic Arts, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank and the other lenders named therein. *

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008.

ELECTRONIC ARTS INC.

By:	/s/ STEPHEN G. BENÉ
Name:	Stephen G. Bené
Title:	Senior Vice President, General Counsel, and Secretary

EA08 ACQUISITION CORP.

By:	/s/ STEPHEN G. BENÉ
Name:	Stephen G. Bené
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 13, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *

(a)(1)(H)	Amended and Restated Offer to Purchase dated April 18, 2008. *

(a)(1)(I)	Amended and Restated Letter of Transmittal. *

(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery. *

(a)(1)(K)	Amended and Restated Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(L)	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008. *

(a)(5)(J)	Press Release issued by Electronic Arts Inc., dated April 17, 2008. *

(a)(5)(K)	Press Release issued by Electronic Arts Inc., dated April 18, 2008. *

(a)(5)(L)	Transcript of question and response related to the Offer addressed during Electronic Arts’ fourth quarter fiscal year 2008 earnings conference call held on May 13, 2008. *

(a)(5)(M)	Press Release issued by Electronic Arts Inc., dated May 19, 2008. *

(a)(5)(N)	Press Release issued by Electronic Arts Inc., dated June 17, 2008. *

(a)(5)(O)	Transcript of questions and responses related to the Offer addressed during the breakout session at William Blair & Company’s 28th Annual Growth Stock Conference on June 17, 2008. *

(a)(5)(P)	Press Release issued by Electronic Arts Inc., dated July 21, 2008.*

Exhibit No.	Description

(a)(5)(Q)	Press Release issued by Electronic Arts Inc., dated August 18, 2008.

(b)(1)	Commitment Letter for up to $1 billion loan facility, dated May 9, 2008, between Electronic Arts, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank and the other lenders named therein. *

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed